Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half-years ended June 30, 2024 and 2023

(RMB and US$ amounts expressed in thousands)

	June 30, 2024		June 30, 2023
	RMB’000	US$’000	RMB’000	US$’000
Revenue	10,306,424	1,446,150	9,171,003	1,286,833
Cost of sales*	(8,575,421)	(1,203,264)	(7,688,805)	(1,078,858)
Gross profit	1,731,003	242,886	1,482,198	207,975
Other operating income, net	174,110	24,430	136,201	19,111
Research and development expenses	(393,560)	(55,223)	(406,047)	(56,975)
Selling, general and administrative expenses*	(1,074,659)	(150,791)	(824,666)	(115,713)
Operating profit	436,894	61,302	387,686	54,398
Finance costs	(40,925)	(5,742)	(53,642)	(7,527)
Share of results of associates and joint ventures	43,075	6,044	29,626	4,157
Profit before tax	439,044	61,604	363,670	51,028
Income tax expense	(102,441)	(14,374)	(110,627)	(15,523)
Profit for the period	336,603	47,230	253,043	35,505
Attributable to:
Equity holders of the Company	240,330	33,721	178,377	25,028
Non-controlling interests	96,273	13,509	74,666	10,477
	336,603	47,230	253,043	35,505
Net earnings per share
- Basic	5.88	0.83	4.37	0.61
- Diluted	5.88	0.83	4.37	0.61
Unit sales	192,743		165,793

*Comparatives

Management reclassified certain freight charges from selling and distribution (within selling, general and administrative expenses) to cost of sales for the financial statements for the year ended December 31, 2023, and has applied the same policy for the 1H 2024 reporting. These freight charges were incurred prior to ownership transfer as part of the Yuchai’s obligations to fulfill deliveries to customers. The comparative figures in the Income Statement for 1H 2023 are adjusted to conform with the current presentation. The changes to the 1H 2023 comparatives have no impact on the operating profit for the periods of the Company, its financial position or cash flows.

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2024 and December 31, 2023

(RMB and US$ amounts expressed in thousands)

	June 30, 2024 (Unaudited)		December 31, 2023 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	6,342,684	889,976	6,039,471
Trade and bills receivables	10,167,429	1,426,647	7,813,228
Inventories	4,562,856	640,239	4,649,027
Trade and bills payables	8,552,679	1,200,073	7,634,273
Short-term and long-term loans and borrowings	2,783,772	390,606	2,540,294
Equity attributable to equity holders of the Company	9,477,599	1,329,853	9,226,528

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